EXHIBIT 99.2

Press Release

Total becomes a founding partner of the Cathay Smart Energy Fund to invest in the new energy sector in China

Paris, March 27, 2018 - Total Energy Ventures (‘TEV’), Hubei High Technology Investment Guiding Fund Management Co., Ltd. (‘Hubei High Tech’), and Cathay Capital have signed a Heads of Agreement to launch the Cathay Smart Energy Fund, an investment fund dedicated to energy sector in China.

The fund will focus its investments on emerging technologies and new business models of the Chinese energy sector, notably renewable energy, energy internet, energy storage, distributed energy, smart energy and low carbon activities. It will allow Total to explore new opportunities in China and identify new business models and technologies. TEV and Hubei High Tech will invest around 300 million RMB in the fund (50 million USD) each. Following the first closing, other partners will join the fund with a target final volume of capital of over 1,5 billion RMB (around 250 million USD).

“China is at the forefront of 21st century energy technologies. Through this investment, we are delighted to become a part of the innovation ecosystem of the Chinese energy sector, benefiting from the knowledge of the Chinese market that Cathay Capital brings to us. We believe that it represents a significant growth and innovation potential in areas of new energies and sustainable development and resonates with Total’s ambition to become the responsible energy major,” said Patrick Pouyanné, Chairman and CEO of Total.

About Total Energy Ventures

TEV is Total’s venture capital arm for investing in energy start-ups. Its investments support innovative technologies and businesses in areas such as renewable energies, energy efficiency, energy storage, digital energy, internet of things, and sustainable transportation. Its portfolio companies include Autogrid, Stem, Sigfox and Ontruck. TEV is present globally and has already invested 10 million EUR in the Sino French Innovation Fund, with one third of investments dedicated to China.

About Total in China

Total has been present in China for almost 40 years. The Group was the first international energy company to enter China’s offshore oil and gas exploration and refining business.

With a team of around 5,000 employees the company is actively present across the entire value chain of China’s energy industry, including Exploration & Production, Gas, Renewables & Power, Refining & Chemicals, and Marketing & Services activities. Total is constantly developing new business opportunities with Chinese partners both in China and globally.

About Hubei High tech

Hubei High Tech is the investment and financing platform established under the leadership of Hubei Provincial Government. It focuses on supporting and developing emerging and strategic industries, and has a deep industry knowledge of the wind and solar energy, as well as other new energies.

About Cathay Capital

Cathay Capital Private Equity, founded in 2006 by Mingpo Cai and Edouard Moinet, is a leading international private equity firm in the field of cross-border investment, committed to supporting the international expansion of companies from China, Europe and the United States. As a fund made by entrepreneurs for entrepreneurs, Cathay Capital’s team leverages on Cathay’s unique business model and platform to help create value for companies by removing borders. Cathay’s Group presence across three continents materialises through offices in Shanghai, Beijing, Paris, Munich, New York and San Francisco. Cathay’s team of 80 currently manages 8 funds and over USD 2 billion in assets.

* * * * *

Total contacts

•	Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

•	Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.